SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                       (Amendment No. 1 - FINAL AMENDMENT)

                              --------------------

                          CONCENTRA MANAGED CARE, INC.
                                (Name of Issuer)

                          CONCENTRA MANAGED CARE, INC.
                      (Name of Person(s) Filing Statement)

                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                  4.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of class of Securities)

                                    20589TAA1
                                    674623AA1

                                    20589TAB9
                                    20589TAC7
                      (CUSIP Number of Class of Securities)


                                DANIEL J. THOMAS
                          CONCENTRA MANAGED CARE, INC.
                                 312 UNION WHARF
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 367-2163

                                 WITH COPIES TO:

       OTHON A. PROUNIS, ESQ.                   RICHARD A. PARR II
     REBOUL, MACMURRAY, HEWITT,            CONCENTRA MANAGED CARE, INC.
          MAYNARD & KRISTOL                    5080 SPECTRUM DRIVE
        45 ROCKEFELLER PLAZA                 SUITE 400, WEST TOWER
      NEW YORK, NEW YORK 10111                ADDISON, TEXAS 75001
           (212) 841-5700                        (800) 232-3550

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 August 18, 1999
                           (Date of Amendment No. 1)


                            CALCULATION OF FILING FEE

     Transaction Valuation*                Amount Of Filing Fee
     $328,281,875                          $65,657

     * For purposes of calculating amount of filing fee only. The purchase price of the 6% Convertible Subordinated Notes Due 2001 (the "6% Notes"), as described herein, is $1,002.50 per $1,000 principal amount of the 6% Notes. As of July 19, 1999, there were $97,750,000 aggregate principal amount of the 6% Notes outstanding, resulting in an aggregate purchase price, assuming all 6% Notes are tendered, of $97,994,375. The purchase price of the 4.5% Convertible Subordinated Notes Due 2003 (the "4.5% Notes"), as described herein, is $1,001.25 per $1,000 principal amount of the 4.5% Notes. As of July 19, 1999, there were $230,000,000 aggregate principal amount of the 4.5% Notes outstanding, resulting in an aggregate purchase price, assuming all 4.5% Notes are tendered, of $230,287,500. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of $328,281,875 which is the total purchase price for the 6% Notes and the 4.5% notes.

|x| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount previously paid:    $65,657            Filing party:  Concentra Managed
                                                             Care, Inc.
                           -------                           -----------------
Form or registration no.:  Schedule 13E-4     Date filed:    July 20, 1999
                           -----------------                 -----------------

This Final Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission on July 20, 1999 (the "Schedule 13E-4"), by Concentra Managed Care, Inc. (the "Company") relating to the offer by the Company to purchase (i) all of its outstanding 6% Convertible Subordinated Notes due 2001 (the "6% Notes") for a cash purchase price of $1,002.50 per $1,000 principal amount of 6% Notes, plus accrued and unpaid interest to, but not including, the date of payment and (ii) all of its outstanding 4.5% Convertible Subordinated Notes due 2003 (the "4.5% Notes" and, together with the 6% Notes, the "Notes") for a cash purchase price of $1,001.25 per $1,000 principal amount of 4.5% Notes, plus accrued and unpaid interest up to, but not including, the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4 (such offers with respect to both issues of Notes are collectively referred to as the "Offers").

ITEM 8.           ADDITIONAL INFORMATION.

Item 8 of the Schedule 13E-4 is hereby amended and supplemented by adding the following text thereto:

The Offers expired at 5:00 p.m., New York City time, on Tuesday, August 17, 1999. On such date, the Company accepted for payment $97,560,000 principal amount of the 6% Notes, representing approximately 99.8% of the outstanding 6% Notes, and $200,400,000 principal amount of the 4.5% Notes, representing approximately 87.1% of the outstanding 4.5% Notes.

On August 17, 1999, Concentra Managed Care, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        *(a)(1)   Offer to Purchase
        *(a)(2)   Letter of Transmittal
        *(a)(3)   Notice of Guaranteed Delivery
        *(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees

        *(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees
        *(a)(6)   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9
        *(a)(7)   Form of Summary Advertisement dated July 20, 1999
        *(a)(8)   Text of Press Release dated July 20, 1999
        *(a)(9)   Proxy Statement of Concentra Managed Care, Inc. on Schedule
                  14A filed on July 16, 1999 (incorporated by reference under File No. 1-12139)
         (a)(10)  Text of Press Release dated August 17, 1999 by Concentra
                  Managed Care, Inc.
        *(b)(1)   Commitment Letter dated February 28, 1999 from Chase
                  Securities Inc., The Chase Manhattan Bank, DLJ Capital
                  Funding, Inc., Credit Suisse First Boston and Fleet National
                  Bank (incorporated by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June
                  7, 1999)
        *(b)(2)   Letter dated February 24, 1999 from Chase Capital Partners
                  (incorporated by reference to Exhibit (a)(2) to the Schedule
                  13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
        *(b)(3)   Letter dated March 1, 1999 from WCAS Capital Partners III,
                  L.P. (incorporated by reference to Exhibit (a)(3) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June
                  7, 1999)
        *(c)      Amended and Restated Agreement and Plan of Merger, dated as of March 24, 1999, between Yankee Acquisition Corp. and
                  Concentra Managed Care, Inc. (incorporated by reference to
                  Exhibit 2.1 to the Form 8-K filed by Concentra Managed Care,
                  Inc. on March 29, 1999)
         (d)      None
         (e)      None
         (f)      None

_________________

*    Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 18, 1999


                                             CONCENTRA MANAGED CARE, INC.



                                             By /s/ Richard Parr
                                               ------------------------------
                                                Name:   Richard Parr
                                                Title:  Executive Vice President
                                                        and General Counsel





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



                                  EXHIBIT INDEX

EXHIBIT NUMBER                      DESCRIPTION
--------------                      -----------

        *(a)(1)   Offer to Purchase
        *(a)(2)   Letter of Transmittal
        *(a)(3)   Notice of Guaranteed Delivery
        *(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees
        *(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees
        *(a)(6)   Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9
        *(a)(7)   Form of Summary Advertisement dated July 20, 1999
        *(a)(8)   Text of Press Release dated July 20, 1999
        *(a)(9)   Proxy Statement of Concentra Managed Care, Inc. on Schedule
                  14A filed on July 16, 1999 (incorporated by reference under File No. 1-12139)
         (a)(10)  Text of Press Release dated August 17, 1999 by Concentra
                  Managed Care, Inc.
        *(b)(1)   Commitment Letter dated February 28, 1999 from Chase
                  Securities Inc., The Chase Manhattan Bank, DLJ Capital
                  Funding, Inc., Credit Suisse First Boston and Fleet National
                  Bank (incorporated by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June
                  7, 1999)
        *(b)(2)   Letter dated February 24, 1999 from Chase Capital Partners
                  (incorporated by reference to Exhibit (a)(2) to the Schedule
                  13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
        *(b)(3)   Letter dated March 1, 1999 from WCAS Capital Partners III,
                  L.P. (incorporated by reference to Exhibit (a)(3) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June
                  7, 1999)
        *(c)      Amended and Restated Agreement and Plan of Merger, dated as of March 24, 1999, between Yankee Acquisition Corp. and
                  Concentra Managed Care, Inc. (incorporated by reference to
                  Exhibit 2.1 to the Form 8-K filed by Concentra Managed Care,
                  Inc. on March 29, 1999)
         (d)      None
         (e)      None
         (f)      None

_________________

*    Previously filed.

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

EXHIBIT (a) 10

Contact:       Thomas E. Kiraly
               Executive Vice President and
               Chief Financial Officer
               (617) 367-2163, Ext. 5101


              COMPANY COMPLETES TENDER OFFER FOR SUBORDINATED NOTES


          BOSTON, Mass. (August 17, 1999) - Concentra Managed Care, Inc. (Nasdaq/NM: CCMC) today announced that it has completed previously announced tender offers to purchase all of its outstanding 6% Convertible Subordinated Notes due 2001 and its 4.5% Convertible Subordinated Notes due 2003. The tender offers expired at 5:00 p.m., New York City time, today. As of the expiration time of the tender offers, approximately $96,560,000 principal amount of the 6% Convertible Subordinated Notes and approximately $200,400,000 principal amount of the 4.5% Convertible Subordinated Notes, representing approximately 87.1% of such outstanding notes, had been tendered and accepted for payment.

          Concentra is the leading provider and comprehensive outsource solution for cost containment and fully integrated care management in the occupational, auto, and group healthcare markets. Concentra offers prospective and retrospective services to employers and insurers of all sizes, providing pre-employment testing, loss prevention services, first report of loss, injury care, specialist networks and specialized cost containment to the disability and automobile injury markets. Currently, the Company operates the nation's largest network of occupational healthcare centers, managing the practices of approximately 343 physicians located in 201 centers in 61 markets in 32 states. The Company has approximately 1,100 field case managers who provide medical management and return to work services in 49 states, the District of Columbia, and Canada. The Company also has 84 service locations that provide specialized cost containment services including utilization management, telephonic case management, first notice of loss reporting, and retrospective bill review.

                                      -END-